SHEP TECHNOLOGIES INC.
Annual General Meeting of Shareholders
To be Held on June 30, 2003
NOTICE OF MEETING AND
MANAGEMENT PROXY CIRCULAR

The attached Management Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of SHEP Technologies Inc. for use at the annual general meeting of holders of Common Shares of the Company to be held on June 30, 2003 at the time and place and for the purposes set out in the accompanying Notice of Annual General Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting, other than as contained in the Management Proxy Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

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SHEP TECHNOLOGIES INC.

May 15, 2003

Dear Shareholder:

We are pleased to invite you to attend the Annual General Meeting of holders of Common Shares of SHEP Technologies Inc. to be held at Suite 504, 595 Howe Street, Vancouver, BC, V6C 2T5 on Monday, June 30, 2003 commencing at 11:00 a.m. (Vancouver time).

The items of business to be acted on by the shareholders are set forth in the enclosed Notice of Annual General Meeting and Management Proxy Circular. As your vote is important, your shares should be represented at the meeting whether or not you are able to attend. If you do not plan to attend, please complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions. If you plan on attending the meeting, we look forward to seeing you there.

Sincerely,

"Malcolm P. Burke"

Malcolm P. Burke
President and Chief Executive Officer

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SHEP TECHNOLOGIES INC.
880 - 609 Granville Street
Vancouver, BC
V7Y IG5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of SHEP Technologies Inc. (the "Company") will be held at Suite 504, 595 Howe Street, Vancouver, British Columbia, on June 30, 2003, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. to receive and consider the report of the directors to the shareholders and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002;

2. to fix the number of directors at six (6);

3. to elect directors for the ensuing year;

4. to appoint Davidson & Company as auditor for the ensuing year;

5. to authorize the directors to fix the remuneration to be paid to the auditor;

6. to transact such further or other business as may properly come before the meeting and any adjournments thereof;

each as described in the Management Proxy Circular accompanying this Notice.

All shareholders are invited to attend the Meeting. Only shareholders of record on May 15, 2003 will be entitled to receive notice of and to vote at the Meeting except to the extent that a shareholder has transferred any common shares of the Company after that date and the new holder of such common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of shareholders eligible to vote at the Meeting.

Whether or not you expect to attend the Meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE to Computershare Trust Company of Canada, 4th Floor. 510 Burrard Street, Vancouver, BC, V6C 3B9. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your shares are represented. Please note that you may vote in person at the Meeting even if you have previously returned the proxy.

DATED this 15th day of May, 2003.

BY ORDER OF THE BOARD

"Malcolm P. Burke"

Malcolm P. Burke, President and Chief Executive Officer

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SHEP TECHNOLOGIES INC.
504 - 595 Howe Street, Vancouver, BC V6C 2T5

INFORMATION CIRCULAR
FOR THE 2003 ANNUAL GENERAL MEETING OF MEMBERS
JUNE 30, 2003
(As at May 15, 2003, except as indicated)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SHEP Technologies Inc. (the "Company") for use at the annual general meeting of the Company to be held on June 30, 2003 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person′s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company′s registrar and transfer agent, Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street 4th Floor, Vancouver BC V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

  more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company was continued under the Business Corporations Act (Yukon Territory) and is authorized to issue 100,000,000 Common shares without nominal or par value (the "common shares"), of which 22,471,182 common shares are issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those common shareholders of record on May 15, 2003, shall be entitled to receive notice of and vote at the forthcoming Annual General Meeting or any adjournment thereof in person or by proxy

To the knowledge of the directors and senior officers of the Company, the only persons that beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company are as follows:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
CDS & Co. (1)	4,395,696	19.56%
Ifield Technology Limited	4,720,070	21,00%
Gateway Research Management Group Ltd.(2)	3,182,000	14.16%

(1) Management the Company is unaware of the beneficial ownership of the shares registered in the name of CDS & Co. although certain of these shares may be held by management in brokerage houses. This information was supplied by Comuptershare Trust Company of Canada, the registrar and transfer agent for the Company.

(2) Gateway Research Management Group Ltd. is a private company, the shares of which are controlled by Kevin Winter, a former director of the Corporation.

Notice of Record Date was published pursuant to the Yukon Business Corporations Act in the Vancouver Province and in the Whitehorse Star on Monday, May 5, 2003.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6), which must be approved by a simple majority of shares voted at the annual general meeting.

The Company does not have an executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation and Occupation during the Past 5 Years	Director Since	Number of Shares beneficially owned or, directly or indirectly, controlled (3)
Tracy A. Moore (1) (2) West Vancouver, BC Director, Chief Financial Officer and Secretary	President, MCSI Consulting Group, 1990 to Present	August 12, 2002	0
Malcolm P. Burke (1) (2) West Vancouver, BC Director, President, and Chief Executive Officer	President, Primary Ventures Corp. 1980 to present; Sopo Investments Ltd.; 1980 to present	August 12, 2002	463,000(3)(4)
Betty Anne Loy Vancouver, BC Director	President of BALCO Holdings Inc., 1997 to present	August 12, 2002	70,000
Ray Evans Port St. Mary, Isle of Man Director	Managing Director of Ifield Technology Limited, April 4, 1989 to present Managing Director of Hydraulic Controls Pty Ltd.; May 4 1972 - present	September 9, 2002	3,109,095
Peter Humphrey (1) (2) Milverton, Somerset, U.K. Director	Managing Director Marshalsea Hydraulics Ltd. 1996 to Present	September 9, 2002	393,850
Clive A. Bowen Prestwood, Buckinghamshire, UK Director	Business Development Manager, West Surrey Racing Ltd. 2001 to present Managing Director, Kingshill Consulting Ltd. 1994 to present	April 30, 2003	0

Notes:

  Member of the Audit Committee
  Member of the Compensation Committee

  Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at May 15, 2003, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

  Of these shares, 100,000 are held indirectly in the name of Sopo Investments Ltd. and 63,000 in the name of Primary Ventures Corp., both private companies controlled by Malcolm P. Burke.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002<end of the most recently completed financial year> and the other four most highly compensated executive officers of the Company as at December 31, 2002<end of the most recently completed financial year> whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary - Bonus - Other Annual Compensation ($) ($) ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Malcolm P. Burke President Chief Executive Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	U.S.$30,000 Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tracy A. Moore Secretary and Chief Financial Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	U.S.$20,000 Nil Nil	350,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The share options and share appreciation rights granted to the Named Executive Officers during the financial year ended December 31, 2002 were as follows:

Name	Securities Under Options/SARs Granted (#)	% of Total Optons/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Malcolm P. Burke President and Chief Executive Officer	150,000	15%	$1.00	$1.00	October 8, 2008
Tracy A. Moore Secretary and Chief Financial Officer	350,000	35%	$1.00	$1.00	October 8, 2008

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers, directors or officers of the Company exercised any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

For the financial year ended December 31, 2002, the Company and its subsidiaries had no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Ray Evans, a director of the Company, entered into an agreement dated January 1, 2002 with, inter alia, SHEP Limited, a wholly owned subsidiary of the Corporation since September 2002, for the provision of services to SHEP Limited. Pursuant to the agreement, Mr. Evans receives ₤85,000 per annum until December 31, 2003. If this agreement is terminated prior to December 31, 2003, SHEP Limited may be liable to pay Mr. Evans until the end of the agreement.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

In October 2002, shareholders approved the creation of a 2002 Equity Incentive Plan for the granting of incentive stock options from time to time to its officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

1,000,000 incentive options were granted on October 8, 2002 to Directors and Officers of the Company at a price of $1.00 U.S. per share. The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to Directors and Officers of the Company (excluding Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#) (1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Peter Humphrey	150,000	15%	U.S.$1.00	U.S. $15,000	October 8, 2002	October 8, 2008
W. Ray Evans	100,000	10%	U.S.$1.00	U.S. $10,000	October 8, 2002	October 8, 2008
Betty Anne Loy	100,000	10%	U.S.$1.00	U.S. $10,000	October 8, 2002	October 8, 2008

Notes:

(1) The options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than one hundred percent of the Fair Market Value of the stock subject to the Option on the date the Option is granted or such other price as may be agreed to by the Company and approved by such stock exchange.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No directors or officers of the Company other than the Named Executive Officer(s) received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year.

Consulting fees of U.S.$30,000 in the year ended December 31, 2002, was paid to SOPO Investments Ltd. and/or Primary Capital Ventures in connection with President and CEO services provided by Malcolm Burke on behalf of the Company, and an additional $9,441 for out of pocket and travel costs related to the performance of these duties. SOPO Investments Ltd. and Primary Capital Ventures are private Canadian companies controlled by Malcolm Burke, who became a director and officer of the Company on August 12, 2002. These services are being provided on a month-to-month basis with no formal agreement.

Consulting fees of U.S.$20,000 in the year ended December 31, 2002, was paid to MCSI Consulting Services Inc. in connection with CFO and Secretary services provided by Tracy Moore on behalf of the Company, and an additional $36,821 was paid to MCSI Consulting Services Inc. for additional corporate finance services provided by other MCSI personnel, out of pocket costs, and travel costs related to the performance of these duties. MCSI Consulting Services Inc. is a private Canadian company, owned 50% by Tracy A. Moore, who became a director and officer of the Company on August 12, 2002. These services are being provided on a month-to-month basis with no formal agreement.

NOTE: If any directors or officers are disclosed here, only disclose a lump sum compensation and do not divide salary and benefits. ALSO, Named Executive Officer is not recognized under Yukon legislation.

The Company does not have a Pension Plan or Retirement Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company, no officer of the Company, or no shareholder of the Company who beneficially owns or exercised control or direction over shares carrying more than 10% of the votes attached to shares of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company other then those outlined below.

In September 2002, the Company completed the acquisition of SHEP Limited, an Isle of Man company, pursuant to a purchase agreement dated May 22, 2002, as amended, among SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics - Executive Pension Scheme in exchange for 10,600,000 shares in the capital of the Company. Upon the completion of the transaction, Ray Evans, a principal shareholder of Ifield Technology Limited, and Peter Humphrey, a principal shareholder of Marshalsea, became directors of the Company. Euro Capital Markets Ltd. held shares in SHEP Limited on behalf of certain individuals including Malcolm P. Burke and Betty Anne Loy who are both directors of the Company. Consequently, Mr. Burke and Ms. Loy received shares in the capital of the Company. The acquisition agreement was negotiated at arm′s length prior to Mr. Burke and Ms. Loy becoming directors of the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants of Vancouver, British Columbia as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Davidson & Company have been auditors of the Company for over six years.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company. Please see "Yukon Business Corporations Act Disclosure".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of May, 2003.

BY ORDER OF THE BOARD

"Malcolm P. Burke"

Malcolm P. Burke, President & Chief Executive Officer

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P R O X Y

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SHEP TECHNOLOGIES INC. (the "Company") TO BE HELD AT SUITE 504, 595 HOWE STREET, VANCOUVER, B.C. ON MONDAY, JUNE 30, 2003, AT 11:00 A.M.

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Tracy Moore, a Director of the Company, or failing this person, Malcolm Burke, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof. The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six (6).
		For	Withhold
2.	To elect as Director, Tracy Moore
3.	To elect as Director, Malcolm Burke
4.	To elect as Director, Betty Anne Loy
5.	To elect as Director, Ray Evans
6.	To elect as Director, Peter Humphrey
7.	To elect as Director, Clive Bowen
8.	To appoint Davidson & Company, as Auditors of the Company.
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration.
10.	To transact such other business as may properly come before the Meeting.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:	Date:
Please Print Name:	Number of Shares Represented by Proxy:

THIS PROXY IS NOT VALID UNTIL IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder′s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: Within North Americ

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SHEP TECHNOLOGIES INC.
(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annual to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE: ___________________________

I confirm that I am the BENEFICIAL owner of shares of the Corporation.
(Common/Preferred)

SIGNATURE OF

SHAREHOLDER: ______________________________________DATE:____________

CUSIP: 823 222 104

SCRIP COMPANY CODE: SSNQ


SHEP TECHNOLOGIES INC.

(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Company may elect annual to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE: ___________________________

I confirm that I am the REGISTERED owner of shares of the Corporation.

(Common/Preferred)

SIGNATURE OF

SHAREHOLDER: ______________________________________DATE:____________

CUSIP: 823 222 104

SCRIP COMPANY CODE: SSNQ